SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2003

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __	No _X_

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE DATED MARCH 27, 2003
ANALYST PRESENTATION DATED MARCH 27, 2003 – 2002 RESULTS AND STRATEGY
Financial Statements
SLIDE PRESENTATION
SIGNATURES

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

     Table of contents:
–	Press Release dated March 27, 2003;
–	Analyst Presentation dated March 27, 2003 – 2002 Results and Strategy

Press Release

ENEL 2002: DIVIDEND CONFIRMED AT 0.36 EURO

COST REDUCTION OF 1 BILLION EURO BY 2005

EBITDA CAGR OF 8% TO 2005

FOCUS ON ENERGY WILL RESULT IN 9 BILLION EURO DECREASE IN INVESTMENT BY 2007;
80% OF REDUCTIONS IN NON-CORE AREAS

14 BILLION EURO IN FREE CASH GENERATED
IN PERIOD 2003- 2007

Rome, March 27, 2003 – The Board of Enel S.p.A. met today, chaired by Piero Gnudi, and approved 2002 results which were presented to the financial community, along with the strategic goals of the 2003-2007 industrial plan.

FINANCIAL RESULTS
•	Net revenues: 29,977 million euro (29,726 million euro in 2001 pro-forma).

•	Ebitda: 7,861 million euro (8,079 million euro in 2001 pro-forma).

•	Net profit: 2,008 million euro (3,961 million euro in 2001 pro-forma).

•	Dividend per share: 0.36 euro (unchanged from 2001).

•	Net financial debt on December 31, 2002: 24,467 million euro (21,930 million euro at end 2001).

IMPORTANT EVENTS: SEPTEMBER 2002 — MARCH 2003
•	Focus on core business: power and gas.

•	New organizational structure, by division: Generation and Energy Management, Infrastructure and Networks, Sales, Telecommunications, Services.

•	Precise goals set for cost reduction and quality enhancement for Generation and Energy Management, Infrastructure and Networks, and Sales divisions.

•	Acquisition of a 900 MW lignite power plant in Bulgaria.

•	Agreement with BG (British Gas) for the construction of a regasification plant in Brindisi

Paolo Scaroni, Enel chief executive said: “Our strategic objective is to become the most efficient integrated supplier of power and gas in Italy, with a focus on the market and quality of service. Enel today has the organizational structure and industrial plan to fulfil this strategy. The plan that I presented today aims to deliver consistent Ebitda growth and 14 billion euro free cash-flow by 2007”.

***

STRATEGIC, OPERATIONAL AND FINANCIAL OBJECTIVES

Focus on energy through:
•	a detailed industrial plan to become the most efficient integrated supplier of electricity and gas in Italy;

•	confirmation of Wind as a financial investment;

•	foreign growth only where strategically significant and in businesses that are profitable on a stand-alone basis.

The goal is to propose to shareholders a payout of 60-70% of ordinary profits and the distribution of 100% of net profits from disposals, subject to the target of a strong “A” credit rating for Enel.

Main targets
•	1 billion euro cost reduction by 2005.

•	Ebitda CAGR of 8% to 2005.

•	9 billion euro savings on capital investment by 2007, 80% of which from non-core activities.

•	14 billion euro of free cash generated over the period 2003-2007.

Generation and Energy Management
•	Strategy: in power, our goal is to have the lowest production costs in the market due to the conversion of 5,000 MW to combined cycle by the end of this year and 5,000 MW to competitive fuels (coal and orimulsion) over the period of the industrial plan; to align operating costs to international benchmarks; to optimize production through a balanced fuel mix; to grow in the renewable energy sector where Enel is the world leader, through acquisitions too; in gas, to have the lowest supply costs in Italy (after the incumbent), as a result of a new regasification terminal at Brindisi and contracts with Gazprom (Russia) and Sonatrach (Algeria);

•	Targets: in thermoelectric power, to reduce fuel cost and operating costs: producing one MWh will cost 20% less than today in 2005 and 30% less in 2007; in renewable energy, to reduce large hydroelectric production costs by more than 10% by 2005 and pursue growth, with plants dedicated to green certificates and investment, by 2005, of 1 billion euro at an IRR of over 20%; in gas, access to such energy source at a cost between 5% and 10% lower than other operators, due to the strategy of fuel supply diversification which has already been implemented.

Infrastructure and Networks
•	Strategy: consistent quality improvement and cost reduction, due to efficiency programs, a new centralized purchasing system, and the development of synergies between electricity distribution and gas distribution.

•	Targets: Enel aims to be the most efficient operator, reducing the cash cost per customer by over 15% by 2005, both in power and gas, in line with international best practice.

Sales
•	Strategy: Enel intends to maintain a share of over 50% in the power market and to grow in gas through commercial penetration, participation in expiring concession tenders and acquisitions. The launch of the dual fuel offer to non-regulated customers and synergies in fuel supply will increase our competitive advantage.

•	Targets: in power, to complete the Customer Relationship Management system in the first half of 2003; to open over 1,900 Enel.Si outlets under franchise by 2005; to continue to improve the quality of customer service through contact centers and the Internet; in gas, our target is to sell 7 billion cubic meters of gas (3.9 in 2002) to 3 million customers (1.7 million in 2002) by 2007.

***

2002 RESULTS IN SUMMARY

Demand for power in Italy grew by 1.8%, increasing from 304.8 billion kWh in 2001 to 310.4 billion kWh in 2002. Energy dispatched on Enel’s distribution network was equal to 258 billion kWh (255.9 billion kWh in 2001). Sales on the regulated market and on the non-regulated market came to 194.3 billion kWh (-5.7% from 2001), as a consequence of the expansion of the non-regulated market and the sale of significant urban grids during 2001 and 2002 (Milan, Rome, Turin, and Verona). On a pro-forma basis, Enel’s net production for the period, equal to 145.1 billion kWh, was in line (-0.6%) with 2001. Thermoelectric production grew by 3.2%, hydroelectric production fell 13.6% because of decreased water availability in the first months of 2002.

2002 consolidated results

For a like-for-like comparison with 2001 figures, the latter are presented on a pro-forma basis: excluding Elettrogen and Valgen from January 1 and Eurogen from July 1, while including Infostrada from January 1.

Revenues in 2002 amounted to 29,977 million euro, substantially in line with 2001 (29,726 million euro).

Ebitda (gross operating margin) amounted to 7,861 million euro compared with 8,079 million euro in 2001 (-2.7%).

Group net income in 2002 was 2,008 million euro (3,961 million euro in 2001), mainly due to lower net extraordinary income (736 million euro in 2002 against 2,403 million euro in 2001) and included the 1,511 million euro write-down of Wind. The net income includes 608 million euro in income taxes, representing 26% of the income before taxes.

The consolidated balance sheet registered total shareholders’ equity of 20,842 million euro (21,109 in 2001) and net financial debt equal to 24,467 million euro (21,930 million euro in 2001), mainly due to substantial capital expenditures, payment of the last instalment of the extraordinary contribution to the Fondo Previdenza Elettrici (industry pension fund) of 611 million euro and the first instalment of the substitute tax paid upon the freeing up of the reserves for accelerated depreciations of 402 million euro. The debt to equity ratio at the end of 2002 was 1.17 (1.04 at end 2001).

Total capital expenditures for the year were 5,717 million euro, an increase of 776 million euro from 2001 due to work on the combined cycle turbogas conversion of power plants, the installation of about 6 million electronic meters, and the expansion of Wind’s network.

Group Employees at the end of 2002 numbered 71,204 (72,661 at end 2001). The balance of new hires and employees leaving the Group was a negative 3,061, while acquisitions, mainly Camuzzi and Viesgo, brought a net increase of 1,604 employees.

Parent company 2002 results

Revenues in 2002 amounted to 1,971 million euro (3,928 million euro in 2001). The decrease (-1,957 million euro) compared with the previous year is due to the gradual reduction of operational activities directly under Enel SpA’s control. EBIT amounted to 162 million euro (334 million euro in 2001) mainly due to a reduction in the margins on imported energy.

Net income from equity investments amounted to 365 million euro (2,006 million euro in 2001).

Net financial expense fell from 385 million euro in 2001 to 242 million euro in 2002 due to a reduction of debt and a fall in interest rates.

Net extraordinary income amounted to 2,882 million euro (3,006 million euro in 2001) mainly due to the disposal of Eurogen.

Net income amounted to 2,405 million euro (3,578 million euro in 2001).

Net financial debt fell by 2,053 million euro, from 7,819 million euro at the end of 2001 to 5,766 million euro at the end of 2002.

The Board has called a Shareholders’ meeting for May 23 and 24, 2003, respectively on first and second call. The Board will propose to shareholders the distribution of a dividend of 0.36 euro per share, unchanged from 2001. The Board has proposed June 23 as the ex-dividend “coupon” date and June 26 as the date of dividend payment (to which is attributed an ordinary tax credit of 56.25%).

***

At 2PM, Italian time, at Enel’s Auditorium on Viale Regina Margherita 125, Rome, Enel’s 2002 results and the objectives of the industrial plan will be presented to financial analysts and investors. This presentation will be followed by a press conference. The event will be transmitted live via the Internet on www.enel.it.

Support material for the presentation is available at the same Internet site in the Investor relations section. Attached are the reclassified consolidated and parent company balance sheet and income statements tables which have been forwarded to the Board of statutory auditors and Independent auditor for their evaluation.

***

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

Enel S.p.A.
Reclassified Income Statement at December 31, 2002

In millions of euro	2002	2001	2002-2001

Revenues:
- Sales to Group companies	1,702	3,542	(1,840)
- Other revenues from Group companies	222	304	(82)
- Other revenues from third parties	47	82	(35)
Total revenues	1,971	3,928	(1,957)
Operating costs:
- Personnel	60	57	3
- Fuel purchases	578	2,267	(1,689)
- Electricity purchases	908	868	40
- Services, leases and rentals	189	239	(50)
- Other costs	49	59	(10)
Total operating costs	1,784	3,490	(1,706)
GROSS OPERATING MARGIN	187	438	(251)
Depreciation, amortization and accruals	25	104	(79)
OPERATING INCOME	162	334	(172)
- Net income (expense) on equity investments	365	2,006	(1,641)
- Net financial income (expense)	(242)	(385)	143
- Net extraordinary items	2,882	3,006	(124)
INCOME BEFORE TAXES	3,167	4,961	(1,794)
Income taxes	762	1,383	(621)

NET INCOME	2,405	3,578	(1,173)

Enel S.p.A.
Reclassified Balance Sheet at December 31, 2002

In millions of euro	at Dec. 31, 2002	at Dec. 31, 2001	2002-2001

Net fixed assets:
- Tangible and intangible	25	25	—
- Financial	18,252	21,184	(2,932)
Total	18,277	21,209	(2,932)
Net current assets:
- Trade receivables	19	23	(4)
- Inventories	—	1	(1)
- Net receivables from Electricity Equalization Fund	2	1	1
- Other assets	934	631	303
- Net receivables from subsidiaries and affiliated companies	275	50	225
- Net tax receivables	627	302	325
- Trade payables	(245)	(663)	418
- Other liabilities	(404)	(230)	(174)
Total	1,208	115	1,093
Gross capital employed	19,485	21,324	(1,839)
Provisions	(146)	(154)	8
Net capital employed	19,339	21,170	(1,831)
Shareholders’ Equity	13,573	13,350	223
Total financial debt	5,766	7,820	(2,054)

TOTAL	19,339	21,170	(1,831)

Reclassified Consolidated Income Statement
In millions of euro

	2002		2001 restated		2002-2001		2001

		(%)		(%)		(%)		(%)
Revenues:
- Electricity sales and Electricity Equalization Fund contributions	20,395	68.1	21,950	73.8	(1,555)	(7.1)	21,660	75.2
- Telecommunication services	3,642	12.1	3,091	10.4	551	17.8	2,817	9.8
- Other services, sales and revenues	5,940	19.8	4,685	15.8	1,255	26.8	4,304	15.0
Total revenues	29,977	100.0	29,726	100.0	251	0.8	28,781	100.0
Operating costs:
- Personnel	3,589	12.0	3,645	12.3	(56)	(1.5)	3,722	12.9
- Fuel consumption for thermal generation	4,255	14.2	4,364	14.7	(109)	(2.5)	5,249	18.2
- Electricity purchased	4,802	16.0	5,104	17.2	(302)	(5.9)	3,649	12.7
- Interconnections and roaming	1,426	4.8	1,556	5.2	(130)	(8.4)	1,424	4.9
- Services, leases and rentals	4,284	14.3	4,158	14.0	126	3.0	4,209	14.6
- Fuel for trading and gas for distribution	2,237	7.5	1,805	6.1	432	23.9	1,005	3.5
- Materials	1,975	6.6	1,361	4.6	614	45.1	1,344	4.7
- Other costs	721	2.4	581	2.0	140	24.1	577	2.0
- Capitalized expenses	(1,173)	(3.9)	(927)	(3.1)	(246)	(26.5)	(934)	(3.2)
Total operating costs	22,116	73.9	21,647	73.0	469	2.2	20,245	70.3
GROSS OPERATING MARGIN	7,861	26.1	8,079	27.0	(218)	(2.7)	8,536	29.7
Depreciation, amortization and accruals:
- Depreciation and amortization	4,477	14.9	4,455	15.0	22	0.5	4,459	15.5
- Accruals and write-downs	504	1.7	605	2.0	(101)	(16.7)	599	2.1
Total depreciation, amortization and accruals	4,981	16.6	5,060	17.0	(79)	(1.6)	5,058	17.6
OPERATING INCOME	2,880	9.5	3,019	10.0	(139)	(4.6)	3,478	12.1
- Net financial income (expense)	(1,178)	(3.9)	(1,176)	(4.0)	(2)	(0.2)	(1,110)	(3.9)
- Equity investments	(59)	(0.2)	(85)	(0.3)	26	30.6	(85)	(0.3)
INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	1,643	5.4	1,758	5.7	(115)	(6.5)	2,283	7.9
- Extraordinary items	736	2.5	2,403	8.1	(1,667)		2,318	8.1
INCOME BEFORE TAXES	2,379	7.9	4,161	13.8	(1,782)	(42.8)	4,601	16.0
- Income taxes	608	2.0	474	1.6	134	28.3	649	2.3
INCOME BEFORE MINORITY INTERESTS	1,771	5.9	3,687	12.2	(1,916)	(52.0)	3,952	13.7
- Minority interests	237	0.8	274	0.9	(37)	(13.5)	274	1.0
GROUP NET INCOME	2,008	6.7	3,961	13.1	(1,953)	(49.3)	4,226	14.7

Reclassified Consolidated Balance Sheet

In millions of euro

	at Dec. 31, 2002	at Dec. 31, 2001	2002-2001

Net fixed assets:
- Tangible and intangible	50,562	48,917	1,645
- Financial	600	1,399	(799)
Total	51,162	50,316	846
Net current assets:
- Trade receivables	7,124	6,863	261
- Inventories	3,266	1,932	1,334
- Other assets and net receivables from Electricity Equalization Fund	1,042	870	172
- Net tax receivables/(payables)	669	(995)	1,664
- Trade payables	(6,726)	(6,176)	(550)
- Other liabilities	(6,615)	(5,619)	(996)
Total	(1,240)	(3,125)	1,885
Gross capital employed	49,922	47,191	2,731
Provisions:
- Employee termination indemnity	(1,415)	(1,418)	3
- Retirement benefits	(472)	(430)	(42)
- Net deferred taxes	(1,435)	(1,219)	(216)
- Other provisions	(1,291)	(1,085)	(206)
Total	(4,613)	(4,152)	(461)
Net capital employed	45,309	43,039	2,270
Group Shareholders’ Equity	20,772	20,966	(194)
Minority interests	70	143	(73)
Total Shareholders’ Equity	20,842	21,109	(267)
Total financial debt	24,467	21,930	2,537

TOTAL	45,309	43,039	2,270

2002 Results and Strategy

Rome, 27 March 2003

Enel
Energy in tune with you.

Disclaimer

THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE AT THE ANALYST PRESENTATION IN ROME.

THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED AT THE ANALYST PRESENTATION.

THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON.

THE INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED AT THE ANALYST PRESENTATION MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS , INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES AND PROJECTIONS, AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM.

FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: THE DEVELOPMENT OF ENEL'S TELECOM BUSINESS, TRENDS IN ITS BUSINESS, ITS ABILITY TO IMPLEMENT COST-CUTTING PLANS, CHANGES IN THE REGULATORY ENVIRONMENT, THE ABILITY TO DIVERSIFY SUCCESSFULLY AND FUTURE CAPITAL EXPENDITURES.

Enel
Energy in tune with you.
2

The New Enel

Enel
WIND
Terna
Generation & Energy Management
Networks & Infrastructures
Sales

Best in class integrated supplier of power and gas

Enel
Energy in tune with you.
3

Agenda

1. 2002 Results
2. Strategy
   - Generation and Energy Management
   - Networks and Infrastructures
   - Sales
   - Non Core and Capex
3. Conclusions
4. Q&A

Enel
Energy in tune with you.
4

Agenda

1. 2002 Results
2. Strategy
   - Generation and Energy Management
   - Networks and Infrastructures
   - Sales
   - Non Core and Capex
3. Conclusions
4. Q&A

Enel
Energy in tune with you.
5

Consolidated Financial Highlights

Income Statement (Euro Mn)

	2002	2001 pro forma	% change
Revenues	29,977	29,726	0.8%
Operating Costs	22,116	21,647	2.2%
of which: Personnel Costs	3,589	3,645	-1.5%
EBITDA	7,861	8,079	-2.7%
% of Revenues	26%	27%	
EBIT	2,880	3,019	-4.6%
% of Revenues	10%	10%	
EBT	2,379	4,161	-42.8%
Group Net Income	2,008	3,961	-49.3%
% of Revenues	7%	13%	
EPS	0.33	0.65	

Enel
Energy in tune with you.
6

From EBIT to Net Income

(Euro Mn)

	2002	2001 Pro Forma	% change
EBIT	2,880	3,019	-4.6%
Net Financial Charges	1,237	1,261	-1.9%
Net Extraordinary Items	736	2,403	
EBT	2,379	4,161	-42.8%
Income Taxes	608	474	28.3%
Minority Interest	237	274	-13.5%
Net Income	2,008	3,961	-49.3%

Enel
Energy in tune with you.
7

EBITDA and EBIT by Business Areas

(Euro Mn)

	2002	2001 pro forma	% change
EBITDA			
Generation & Energy Mgmt	2.853	3.633	-21,5%
Networks & Sales	3.461	3.206	8,0%
Services, Terna & Holding	933	1.222	-23,6%
Wind	614	18	
TOTAL	**7.861**	**8.079**	**-2,7%**
EBIT			
Generation & Energy Mgmt	1.468	2.314	-36,6%
Networks & Sales	2.100	1.526	37,6%
Services, Terna & Holding	331	619	-46,5%
Wind	-1.019	-1.440	29,2%
TOTAL	**2.880**	**3.019**	**-4,6%**

Enel
Energy in tune with you.
8

Consolidated Financial Highlights

Balance Sheet (Euro Mn)

	December 31, 2002	December 31, 2001	% Change
Net Financial Debt	24,467	21,930	11.6%
of which Wind (1)	6,621	5,321	24.4%
Shareholders' Equity	20,842	21,109	-1.3%
of which minorities			
Leverage	1.17x	1.04x	
EBITDA/ Interest Coverage	6.7x	7.7x	
Net Capital Employed	45,309	43,039	5.3%

(1) Excluding debt to Treasury for UMTS license

Enel
Energy in tune with you.
9

2002 Cash Flow

(Euro Mn)

-2,537
Increase in Net Debt
+824
Cash Flow from Operations
7,861
-251
-1,731
+252
+6,131
-5,717
+410
-1,178
-2,183
EBITDA
Net Change in Provisions & Others
Income Taxes
Change in Working Capital
Ordinary Cash Flow
Capex
Net Extraordinary Activities
Net Financial Expenses
Dividends

Enel
Energy in tune with you.

Agenda

1. 2002 Results
2. Strategy
   - Generation and Energy Management
   - Networks and Infrastructures
   - Sales
   - Non Core and Capex
3. Conclusions
4. Q&A

Enel
Energy in tune with you.
11

Agenda

1. 2002 Results

2. Strategy
   - Generation and Energy Management
   - Networks and Infrastructures
   - Sales
   - Non Core and Capex

3. Conclusions

4. Q&A

Enel
Energy in tune with you.
12

Generation and Energy Management

Outlook[1]

Regulatory

- Stranded costs on plants to 2003, on NLNG to 2009
- Hydro penalty abolished from 2002
- Green Certificates with partial reimbursement mechanism

Wholesale Market and Competition

- 2-3% peak and total demand CAGR
- 10 GW of new capacity and interconnections by 2007
  - 4 GW in construction or authorized and financed
  - 2 GW authorized, not financed
  - 4 GW others not fully authorized
- 10 GW of more efficiencient capacity from existing Gencos
- Prices to new entrant's full cost from 2007 (€45/MWh)[2]

[1] Expected regulatory outlook pending DDL Marzano approval
[2] Based on $23/bbl Brent

Enel
Energy in tune with you.
13

Generation and Energy Management

Strategy

Lowest Cost Generator in Italy

- Almost 5 GW CCGT reconversion completed by 2003
- Over 5 GW competitive-fuel conversions in the plan
- Align O&M cost to global best practice by 2005

Gas and Energy Management

- Lowest cost in midstream gas: new Brindisi LNG terminal, Gazprom, Sonatrach
- Optimise spark spread and minimise risks through balanced generation portfolio

Profitable Growth

- Continue developing our world class renewables business
- Pursue generation-led, sales-hedged acquisitions with strategic fit and self-standing profitability

Enel
Energy in tune with you.
14

Generation and Energy Management

Targets - Thermal

Fuel Cost Index Reduction[1]

Today
Post CCGT Conv
Post Coal Conv
100
Brent ±3 $/bbl
New entrant = 87
86
60
2002
2004
2007

Generation cost below new entrant by 2004

O&M/MW Reduction

Thermal
kEuro
13.9
11.6
2002
2005

In line with international best practice by 2005

Gas Sourcing

BCM
15.3
16.0
ENI / Others
7.5
Algeria
3.9
NLNG
3.9
3.2
Brindisi LNG
3
Russia
5.9
Algeria
3.9
NLNG
2002
2007

Cost of gas 5-10%[1] below non-incumbents

Over 20% less[1] to generate one MWh by 2005 and 30% by 2007

[1] Based on $23/bbl Brent

Enel
Energy in tune with you.
15

Generation and Energy Management
Targets - Renewables

Large Hydro Cost Reduction

Opex/MW
kEuro
13.1
11.7
2002
2005

Operational Excellence

Profitable Growth

Green Certificates Demand
TWh
3.4
4.2
6.1
0.35
3.2
3.6
2002
2005
2007

Target Mix
Other
10%
Wind
28%
Hydro
29%
34%
Geothermal

€1 Bn invested by 2005 at avg IRR >20% after tax

Over 300 Mn EBITDA growth by 2005

Enel
Energy in tune with you.
16

Generation and Energy Management
International Growth

Strategic Fit

- Markets where Enel currently operates
- Markets that provide synergies with current operations

Self Standing Profitability

- EPS accretive pre-goodwill from year 1
- Compatible with overall target credit rating "A"
- IRR > WACC plus appropriate spread for developments

No Growth for Growth's Sake

Enel
Energy in tune with you.

17

Agenda

1. 2002 Results
2. Strategy
   - Generation and Energy Management
   - Networks and Infrastructures
   - Sales
   - Non Core and Capex
3. Conclusions
4. Q&A

Enel
Energy in tune with you.
18

Networks and Infrastructures

Regulatory Outlook[1]

Power

DDL Marzano and New Regulatory Period from 2004

- Increase remuneration of invested capital
- Revaluate RAB
- Price cap only on operating cost and depreciation
- Profit sharing at 50%

Gas

Tariffs, Quality and Network Access Code

- RAB based on revaluated asset base[2]
- Network access code by H2 2003
- Switching procedures and commercial quality recently regulated

[1] Expected regulatory outlook pending DDL Marzano approval
[2] To be confirmed by AEEG following TAR decision on del. 122

Enel
Energy in tune with you.
19

Networks and Infrastructures

Power

Strategy

- New efficiency program
- Build on recent quality outperformance
- Limited incremental capex for load growth

Targets

Cash cost / customer[1]

150
Peer Group
127
Euro
2002
2005

Quality

min
165
152
143
133
125
114
115
103
AEEG Trend Target
Trend Enel
Year Enel
Quality Bonus € Mn
4
32
00
01
02
03
04
05
06
07

Consistently outperform regulatory quality and cost targets

[1] Excluding Digital Meter, including Sales

20

Networks and Infrastructures
Gas

Strategy

- Streamline overhead and support services
- Consolidate gas into a single platform and extract synergies with power distribution

Targets

Cash cost / customer[1]

Peer Group
132
113
2002[2]
2005
Euro

Outperform Tariff Baseline

[1] Including sales
[2] Camuzzi 12 month pro-forma consolidation

21

Agenda

1. 2002 Results
2. Strategy
   - Generation and Energy Management
   - Networks and Infrastructures
   - Sales
   - Non Core and Capex
3. Conclusions
4. Q&A

Enel
Energy in tune with you.
22

Sales
Outlook

Market Opening

Power	2003[1]	2004-05	2006-07
Market Opening TWh %	64%	79%	100%
Eligible Customers	264,000	~ 7 Mn	~31 Mn
Gas			
Market Opening	100%		
Eligible Customers	~16 Mn		

Market Fundamentals

- Demand growth: 2-3% CAGR in power and gas
- Switch rate: driven by dual fuel and quality of service
- Margins: largely dependent on sourcing effectiveness
- Regulatory: Gas Network Access Code in place by 2004

[1] Based on DDL Marzano, under approval

Enel Energy in tune with you.
23

Sales
Power

Strategy

- Retain market leadership
- Preserve wholesale market value
- Use dual fuel as key differentiator
- Reduce cost to serve through channel optimisation

Targets

Market Share
92%
67%
50%
1999
2002
2005
2007

Maintain >50% share selectively maximising margins

Enel
Energy in tune with you.
24

Sales
Gas

Strategy

- Grow Market Share (commercial, concessions, acquisitions)
- Operational, dual fuel and sourcing synergies

Targets

Volumes
BCM
3.9
5.2
7.0
2002
2005
2007

Customers
Mn
1.7
2.1
3.0
2002
2005
2007

Profitable growth in gas

Enel
Energy in tune with you.
25

Agenda

1. 2002 Results
2. Strategy
   - Generation and Energy Management
   - Networks and Infrastructures
   - Sales
   - Non Core and Capex
3. Conclusions
4. Q&A

Enel
Energy in tune with you.
26

Terna

Outlook[1]

- Benefits from DDL Marzano (return on invested capital, RAB revaluation, price cap, profit sharing)
- Potential sell down required

Strategy

- Improve efficiency to international best practice
- Consistently meet regulatory quality targets
- Enhance returns from non-regulated activities

Targets

Opex/MWh
Euro
0.95
0.82
2002
2005

Operational excellence and regulation to maximise value

[1] Expected regulatory outlook pending DDL Marzano approval

Enel
Energy in tune with you.
27

Wind

Results and Strategy

- Strong 2002 results driven by volume growth, ARPU increase and VAS rollout
- Improving regulatory outlook on interconnection prices
- New business plan focused on consolidating existing assets to reduce opex and capex

Financial Outlook

- Financial independence by end of 2004
- Additional equity injection of € 1 Bn to reach financial independence

Financial Investor Approach

- Financial investor approach strengthened
- Significantly increased number of strategic options
- Elimination of corporate governance restrictions
- Increased focus on execution of business plan

Exit to create value

Enel
Energy in tune with you.
28

Cash Optimisation
Capex Optimisation

€ Bn
-30%
29.9
1.6
3.9
3.8
20.6
9%
13%
5%
41%
32%
Services and Other
TLC
Terna
Networks and Sales
Generation & Energy Mgmt
2002-2006 Business Plan
Core
TLC
Services and Other
2003-2007 Business Plan

Over €9 Bn Capex Savings – 80% from Non Core

29

Agenda

1. 2002 Results
2. Strategy
    - Generation and Energy Management
    - Networks and Infrastructures
    - Sales
    - Non Core and Capex
3. Conclusions
4. Q&A

Enel
Energy in tune with you.
30

Conclusions
Targets

- Euro 1 Bn annual cost reduction by 2005
- 8% EBITDA CAGR to 2005
- Euro 9 Bn capex reduction
- Euro 14 Bn free cash from operations by 2007

Enel
Energy in tune with you.
31

Conclusions
Dividends

Dividend Policy

- 60-70% pay-out on ordinary income
- 100% of net gains on disposals

2002 Dividends

- Proposal for annual Shareholder Meeting:
  - Euro 0.36 / share
  - Total dividends: Euro 2,183 Mn

Enel
Energy in tune with you.
32

Agenda

1. 2002 Results
2. Strategy
   - Generation and Energy Management
   - Networks and Infrastructures
   - Sales
   - Non Core and Capex
3. Conclusions
4. Q&A

Enel
Energy in tune with you.

33

EBITDA Drivers - by Business Area

(Euro Mn)

-218
8,079
-780
+255
+45
+596
-334
7,861
2001
Pro Forma
Generation
& Energy
Management
Networks
& Sales
Terna
Wind
Holding &
Other
2002

Enel
Energy in tune with you.

Generation & Energy Management

(Euro Mn)

	2002	2001 Pro Forma	% change
Revenues	11.777	11.490	2,5%
of which Int. Operations	923	68	
EBITDA	2.853	3.633	-21,5%
of which Int. Operations	253	32	
EBIT	1.468	2.314	-36,6%
Capex	1.091	731	49,2%
Net Capital Employed	16.147	14.133	14,3%
Headcount	13.397	15.046	-11,0%
Net Energy Production (domestic) (GWh)	145.128	145.947	-0,6%

Enel
Energy in tune with you.

36

Generation & Energy Management

EBITDA Drivers (Euro Mn)

-780
3,633
-601
-221
-252
+73
+221
2,853
2001
Pro Forma
Regulatory
Impact
External
Factors
Fuel
Margin
Business
Dynamics
International
Activities
2002

Enel
Energy in tune with you.

Networks & Sales

(Euro Mn)

	2002	2001 Pro Forma	% change
Revenues	20,586	22,206	-7.3%
Electricity	19,517	21,768	-10.3%
Gas	1,069	438	144.1%
EBITDA	3,461	3,206	8.0%
Electricity	3,328	3,158	5.4%
Gas	133	48	177.1%
EBIT	2,100	1,526	37.6%
Capex	1,967	1,566	25.6%
Net Capital Employed	11,612	9,942	16.8%
Headcount	39,489	39,629	-0.4%
Energy Dispatched (GWh)	257,993	255,893	0.8%
Energy Sold (GWh)	194,302	205,957	-5.7%

Enel
Energy in tune with you.

38

Networks & Sales

EBITDA Drivers (Euro Mn)

+255
3,206
-407
+352
+85
+225
3,461
2001 Pro Forma
Regulatory Impact
Business Dynamics
GAS
Management Action
2002

Enel
Energy in tune with you.

Operational Data

	2002	2001	% change
Electricity			
Net Energy Production (GWh)	145,128	145,947	-0.6%
Purchase of Energy	82,368	90,855	-9.3%
of which: Imports	22,584	25,088	-10.0%
Sales of Producers	10,195	5,321	91.6%
Pumping	-10,569	-9,434	12.0%
Total Demand	206,732	222,046	-6.9%
Losses	-12,429	-16,089	-22.7%
Total Volume Sold	194,303	205,957	-5.7%
of which: Regulated Market	163,950	179,048	-8.4%
Free Market	30,353	26,909	12.8%
Total Energy Dispatched	257,993	255,893	0.8%
Gas			
Volumes Sold to Third Parties (mcm)	5,609	2,243	150.1%
Volumes Sold to Generation Plants (mcm)	9,690	11,766	-17.6%
Customers ('000)	1,723	608	183.4%

Enel
Energy in tune with you.

40

Wind

Key Performance Indicators

		2002	2001 pro forma
Customers (mn)		**28.5**	**23.9**
Fixed		7.4	7.0
of which	**CPS**	2.1	1.2
	LLU	0.2	0.1
Mobile		8.7	7.9
Internet Subscribers		12.4	9.0
ARPU (€/average year)			
Fixed		16.2	18.3
Mobile[2]		19.6	19.0
of which	**Mobile Data**	2.3	1.4

	2002	2001 pro forma
Profit & Loss (€mn)		
Revenues	3,921	3,457
EBITDA	614	18
EBIT[1]	-466	-893
Balance Sheet (€mn)		
Net Debt[3]	6,621	5,317
Net Capital Employed[4]	6,519	5,653

(1) Excluding Infostrada consolidated difference
(2) Includes revenues from voice, VAS, roaming, roamers visitors and data; includes also on-net traffic
(3) Excluding debt to Treasury for UMTS license
(4) Excluding goodwill

Enel
Energy in tune with you.
41

Services, Terna & Holding

(Euro Mn)

	2002	2001 Pro Forma	% change
SERVICES & HOLDING			
Revenues	4.847	6.249	-22,4%
EBITDA	462	834	-44,6%
EBIT	114	464	-75,4%
Headcount	6.610	6.344	4,2%
Capex	582	417	39,6%
TERNA			
Revenues	828	793	4,4%
EBITDA	525	480	9,4%
EBIT	271	229	18,3%
Headcount	3.106	3.214	-3,4%
Capex	178	173	2,9%

Enel
Energy in tune with you.

42

Debt Structure

- Average debt maturity: 4 years and 2 months
- Average cost of debt: 4,7%
- (Fixed+Hedged)/Total Long Term Debt = 58%
- (Fixed+Hedged)/Total Net Debt = 44%
- S&P's: A+/A-1 c.w. negative Moody's: A1/P-1 negative Fitch: A+/F1 negative

(Euro Mn)

	31-dic-02	31-dic-01	% change
Long Term	18.292	16.639	9,9%
Short Term	7.251	6.540	10,9%
Liquid Fund	-1.076	-1.249	13,9%
Net Debt	24.467	21.930	11,6%

Enel
Energy in tune with you.
43

Capex

(Euro Mn)

+776
4,941
5,717
Terna
Services
Telecom
Networks & Sales
Generation & Energy Mgmt
173
417
2.054
1.566
731
178
582
1.899 (1)
1.967
1.091
2001 Pro Forma
2002

(1): Net of Blu

Enel
Energy in tune with you.

Accounting Principles

Pro forma adjusted on 2001:

- Elettrogen and Valgen excluded from January 1st
- Eurogen excluded from July 1st
- Infostrada included from January 1st

Enel
Energy in tune with you.

45

Wind 2002 Financial Results[1]

Sales €mn
Handsets & other revenues
Services
3.457
3.921
+13.4%
2001
2002

EBITDA €mn
% of services revenues
16.8%
0.5%
18
614
2001
2002

Capex €mn
Tangible
Intangible
2.054
2.068
38%
62%
24%
76%
2001
2002

2002 Revenue Growth

- Mobile up 30% vs 2001
- Mobile data up 70% vs 2001
- Fixed up 4% vs 2001[2]
- Fixed data & internet up 8% vs 2001

2002 Infrastructure

- Mobile coverage: 98% of population
- Integration of GRPS system with data network
- Over 18,000 km of backbone and 2,200 km of MAN
- 434 LLU sites installed and equipped (26% of addressable market)

1 Note: Aggregate Wind + Infostrada revenues for all 2001
2 Excluding intercompany Enel

Enel
Energy in tune with you.
46

Wind 2002 Operational Results

Mobile

Mn of SIMs

7,9
8,7
2001
2002

- Successful migration of Blu customers (c. 450,000 at year-end)
- Leader in Mobile Number Portability with a 46% market share (130,000 customers)
- 8bn minutes of traffic

Fixed

Mn of lines

CS
CPS
LLU
7,0
1,6
5,4
7,4
2,1
5,3
2001
2002

- Amongst Europe's most successful operators in Local Loop Unbundling
- 1,500 new activations/day
- 18bn minutes of traffic

Internet

Mn of registered users

9,0
12,4
2001
2002

- Market leader with a growth of 38% on 2001
- 30bn minutes of traffic

Note: Aggregate Wind + Infostrada revenues for all 2001

Enel
Energy in tune with you.
47

Wind Strategy

Mobile

- Increase push on MNP acquisitions
- Narrow ARPU gap with domestic competitors
- Focus on VAS through GSM/GPRS
- UMTS compliant with licence conditions

Fixed & Internet

- Develop LLU customer base while maintaining leadership in indirect services (voice & data)
- Use broadband to position as leading alternative operator
- Fixed - mobile convergence as distinguishing feature

Cost Leadership

- Leverage existing infrastructure (reduce capex)
- Tight control on opex
- Increase in on-net traffic
- Evolve GSM/GPRS network towards most advanced services

Enel
Energy in tune with you.
48

Wind Targets

Mobile

- Service revenue growth: 15% CAGR to 2005
- ARPU increase: 8% CAGR to 2005
- Market share 2005: 18-20%

Fixed & Internet

- Service revenue growth[1] 6% CAGR to 2005
- Maintain leadership on internet access
- In 2005 broadband revenues represent c36% of total internet revenues

Overall

- Financially independent by end 2004
- EBITDA growth > 40% CAGR to 2005
- Euro 1.9 Bn of cumulated capex in 2003-2005
- Net profit positive by 2005
- 2003-2005 total opex decreasing

1 Excluding intercompany Enel

Enel
Energy in tune with you.
49

Summary of Cost Savings

			2002	2005	Impact on opex
Generation & Energy Management	Fuel Cost Index	%	100	86 [1]	€620 Mn
	O&M / MW Thermal	k€	13.9	11.6	
	Opex / MW Lrg Hydro	k€	13.1	11.7	
Networks & Infrastructures Sales	Cash Cost/Cust – Power	€	150	127	€260 Mn
	Cash Cos /Cust - Gas	€	132	113	
Non Core	Opex/MWh - Terna	€	0.95	0.82	€120 Mn
	Opex/Revenues - Wind	%	31	22	

€ 1 Bn cost reduction by 2005 – 90% in core energy

[1] Target stated for 2004

Enel
Energy in tune with you.

50

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By: /s/ Avv. Claudio Sartorelli Name: Avv. Claudio Sartorelli Title: Secretary of Enel Società per Azioni

Dated: March 27, 2003